William M. Guzik	Ph. (630) 438-3109
Executive Vice President and Chief Financial Officer	Fax (630) 438-3109

July 28, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Max A. Webb Chanda DeLong

	Re:	Midas, Inc. Form 10-K for the fiscal year ended 1/2/10 Definitive Proxy Statement on Schedule 14A filed on April 5, 2010

Ladies and Gentlemen:

On behalf of Midas, Inc., a Delaware corporation, please find below the company’s response to your comment letter to William M. Guzik of Midas, Inc. dated July 20, 2010. The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Definitive Proxy Statement on Schedule 14A

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: During the preparation of the Definitive Proxy Statement on Schedule 14A, management of the company, along with the Compensation Committee of the Board of Directors, considered whether any of the company’s compensation policies and practices has the potential to create risks that are reasonably likely to have a material adverse effect on the registrant. The company concluded that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company based on the following:

•	None of the company’s business units are engaged in activities that have the potential for creating extraordinary gains or losses.

Midas, Inc. : 1300 Arlington Heights Road : Itasca, IL 60143 : T 630.438.3000 : F 630.438.3700

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2010

•

Virtually all of the company’s employees are paid either a base wage or a base wage plus a bonus that is payable under the company’s Annual Incentive Compensation Plan. The only exceptions are employees who are involved in managing shop-level operations. These employees are paid a base wage plus a commission that is based upon shop performance. The potential commission that can be earned by these employees is not significant either individually or in the aggregate.

•

The company does not believe that the structure of its Annual Incentive Compensation Plan, as described on pages 32 through 34 of the 2010 proxy statement, encourages employees to take risks that are reasonably likely to have a material adverse effect on the registrant. In particular, we note that the plan provides for bonuses based upon both corporate level objectives as well as comparable shop sales increases, both of which are in alignment with overall company objectives.

•

The company also awards stock options and restricted stock to certain members of management pursuant to the company’s Amended and Restated Stock Incentive Plan, as described on pages 34 through 36 of the 2010 proxy statement. The company does not believe that either the award or the structure of these grants encourages employees to take risks that are reasonably likely to have a material adverse effect on the registrant. In particular, we note that awards vest over four years, thereby not awarding short-term risk taking, with a portion time-vested and a portion performance-vested.

These factors were discussed with the Compensation Committee of the Board of Directors during the preparation of the Definitive Proxy Statement on Schedule 14A, and it was concluded that the risks arising from the company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

The SEC adopting release (33-9089) at page 17 states: “We believe an approach consistent with our prior practice is appropriate and the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” As a result, the company did not include any disclosure in response to Item 402(s) of Regulation S-K.

Element of Compensation, page 32

2. We note that you target executive base salaries at the 50th percentile of base salary levels paid to similarly situated executives. As such, it appears that you use benchmarking to determine levels of executive compensation. In future filings, please disclose the companies against which you benchmark, including those that appear in any executive compensation surveys that you rely on in determining levels of compensation or advise as to why this is not necessary.

Securities and Exchange Commission

Division of Corporation Finance

July 28, 2010

Response: The company hired Watson Wyatt in 2004 to do a competitive market assessment of executive compensation for various senior management positions, including positions occupied by the named executive officers, to determine whether its executives’ base compensation approximated the 50th percentile. The 2004 assessment was based upon published survey data for several industry groups and, to the company’s knowledge, was not based upon a selected peer group of companies, nor did the survey data include the names of any companies that were surveyed. The company has not done any formal benchmark studies since that time and has instead relied upon the experience and judgment of the Compensation Committee of the Board of Directors and periodic published data about current trends in executive compensation practices for publicly held companies. In next year’s proxy statement, the company will remove the reference to benchmarking unless it undertakes a formal benchmarking study and, if it does, it will include the names of the companies used in the study.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions, please call me at (630) 438-3109.

In addition, we hereby confirm that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William M. Guzik
William M. Guzik
Executive Vice President and
Chief Financial Officer

cc:	Alvin K. Marr